# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KIORA PHARMACEUTICALS, INC., CIK 0001372514
CUSIP: 49721T507
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 169 Saxony Rd., Suite 212, Encinitas, California (CA), 92024
Date of event which requires filing of this statement: 04/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 442,387; sole dispositive power 0; shared dispositive power 442,387; aggregate amount beneficially owned 442,387 (9.99% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 442,387; sole dispositive power 0; shared dispositive power 442,387; aggregate amount beneficially owned 442,387 (9.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 442,387; sole dispositive power 0; shared dispositive power 442,387; aggregate amount beneficially owned 442,387 (9.99% of the class)

## Item 1. Issuer
Name of issuer: KIORA PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 169 Saxony Rd. Suite 212, Encinitas, CA 92024

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of KIORA PHARMACEUTICALS, INC. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Schedule 13G is being filed to correct and restate information originally reported by the Reporting Persons on a Schedule 13G with respect to the Issuer, filed on April 13, 2026 (Accession No. 0001193125-26-152824) (the "Original Schedule 13G"), which was inadvertently filed under an incorrect Central Index Key ("CIK") number. This corrected Schedule 13G is being filed under the correct CIK number for the Issuer and supersedes the Original Schedule 13G in its entirety. The Reporting Persons have separately requested that the Securities and Exchange Commission staff take appropriate action with respect to the Original Schedule 13G filed under the incorrect CIK, in accordance with SEC guidance regarding correction of filings made under an incorrect CIK account.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 4,424,387 outstanding shares of Common Stock as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026, and assume the exercise of Warrants (as defined below) held by the Reporting Persons for 3,916 shares of Common Stock.

Neither Perceptive Advisors nor Mr. Edelman directly holds any Common Stock. The Master Fund directly holds (i) 438,471 shares of Common Stock, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase 1,134,474 shares of Common Stock at an exercise price of $0.0001 per share, and (iii) common warrants to purchase 7,864,726 shares of Common Stock at an exercise price of $1.94 per share, (together with the Pre-Funded Warrants, the "Warrants"). The terms of the Warrants provide that the Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the shares of Common Stock then issued and outstanding. As of the date hereof, this limitation permits the Reporting Persons to exercise Warrants for up to 3,916 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 9.99%
Mr. Edelman: 9.99%
Master Fund: 9.99%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 442,387
Mr. Edelman: 442,387
Master Fund: 442,387
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 442,387
Mr. Edelman: 442,387
Master Fund: 442,387

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/10/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (08/10/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/10/2026)